Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces First-Quarter

2012 Financial Results

TAIPEI, Taiwan, May 17, 2012—GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the first quarter of 2012.

“We made good progress in the first quarter building new Giga,” stated GigaMedia Chief Executive Officer John Stringer. “Operating results began to benefit from our aggressive steps to improve productivity and lower our cost base, and we are continuing to take strong action to align our expense to revenue ratios with leading game companies.”

“As part of our efforts to manage cash, improve margins and create a business model with leverage, we are in the process of disposing of our subsidiary IAHGames, which we expect to further strengthen new Giga’s performance,” stated CEO John Stringer. “Gross margin in the first quarter excluding IAHGames was approximately 65 percent.”

“Looking ahead, we will continue to execute productivity initiatives, which will have stronger impact in the second half of 2012 than the first,” stated CEO John Stringer. “We will also take steps to drive our top line in the second half of 2012, including implementing new performance compensation programs linked to key KPIs and adding new games.”

Overview

•	Corporate update: General and administrative expenses decreased 19 percent quarter-over-quarter to $4.0 million from $5.0 million.

•

Taiwan: FunTown first-quarter 2012 revenues increased 16 percent quarter-over-quarter to $6.7 million driven by a 24 percent increase in Tales Runner, an 18 percent increase in MahJong, and a 37 percent increase in A.V.A.; net income was $1.1 million.

•	Southeast Asia: GigaMedia is in the process of disposing of its subsidiary IAHGames. IAHGames first-quarter 2012 revenues were flat quarter-over-quarter at $1.6 million; net loss was $1.4 million.

Consolidated Financial Results

Quarter-over-quarter improvements in GigaMedia’s first-quarter 2012 consolidated operating results and net loss reflect the initial impact of turnaround plans implemented by new management beginning in January 2012.

GigaMedia’s turnaround plans are based on an explicit decision-making framework with clear objectives: effectively managing cash, maintaining the company’s listing on NASDAQ, and executing new strategic growth plans.

Management expects stronger impact in the second half of 2012 from ongoing initiatives to better manage cash, following first-half expenses related to downsizing, streamlining and other actions to enhance efficiencies. Management also plans to implement new strategic growth initiatives in the second half of 2012. (See, “Business Outlook,” for more details.)

Consolidated results of GigaMedia are summarized in the table below.

GIGAMEDIA 1Q12 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	1Q12	4Q11	Change (%)	1Q12	1Q11	Change (%)
Revenues (A)	8,412	7,394	14	8,412	10,422	-19
Gross Profit (A)	4,456	4,077	9	4,456	5,761	-23
Loss from Operations (A)	3,238	14,064	77	3,238	2,684	-21
Loss from Continuing Operations (A)	2,551	51,234	95	2,551	5,199	51
Net Loss Attributable to GigaMedia	2,310	51,298	96	2,310	5,155	55
Net Loss Per Share, Diluted	0.05	1.01	95	0.05	0.09	44
Non-GAAP Loss from Operations(A)(B)	2,714	5,914	54	2,714	1,906	-42
Non-GAAP Net Loss (A)(B)	2,239	5,516	59	2,239	975	-130
Non-GAAP Net Loss Per Share, Diluted (A)(B)	0.05	0.11	55	0.05	0.02	-150
EBITDA (C)	(1,281)	(50,323)	97	(1,281)	(3,976)	68
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	95,921	109,344	-12	95,921	72,924	32

(A)	Excludes results from discontinued operations.
(B)

Non-GAAP loss from operations, net loss and net loss per share exclude results from discontinued operations, non-cash share-based compensation expenses, bad debt expenses for loans receivable and certain non-cash items, as well as expenses related to downsizings. (See, “Use of Non-GAAP Measures,” for more details.)

(C)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the first quarter of 2012 increased to $8.4 million from $7.4 million in the fourth quarter of 2011 and decreased from $10.4 million in the first quarter of 2011. The quarter-over-quarter increase reflected a seasonal pickup in the company’s online games business FunTown.

First-quarter revenues for FunTown grew 16 percent quarter-over-quarter to $6.7 million from $5.8 million. The quarterly sequential increase was attributable to higher contributions from all games, resulting from successful promotions during the Chinese New Year holiday. Average monthly active paying accounts were stable at approximately 75,000 during the first quarter. Average monthly revenue per active paying account was approximately $29.88 during the first quarter of 2012, up 17 percent from the previous quarter. First-quarter peak concurrent users were approximately 33,000, up 2 percent from the fourth quarter.

First-quarter revenues for IAHGames were $1.6 million, flat quarter-over-quarter. GigaMedia is in the process of disposing of this business unit as part of plans announced by new management to better manage cash, which includes the disposal of underperforming assets.

Consolidated gross profit for the first quarter of 2012 increased to $4.5 million from $4.1 million in the fourth quarter of 2011 and decreased from $5.8 million in the first quarter of 2011. First-quarter 2012 consolidated gross profit margin decreased to 53.0 percent from 55.1 percent in the fourth quarter of 2011 and decreased from 55.3 percent in the first quarter of 2011. The quarter-over-quarter decrease was attributable to IAHGames.

Excluding the subsidiary IAHGames that is planned for disposal, consolidated gross profit in the first quarter of 2012 was approximately $4.4 million and consolidated gross profit margin was approximately 65.5 percent.

Consolidated operating expenses for the first quarter of 2012 began to benefit from new management’s implementation of productivity initiatives. Consolidated operating expenses decreased to $7.7 million from $18.1 million quarter-over-quarter and decreased from $8.4 million year-over-year. Consolidated operating expenses for the first quarter of 2012 included bad debt expenses and impairment charges totaling approximately $217 thousand largely related to IAHGames. Consolidated operating expenses for the fourth quarter of 2011 included bad debt expenses and impairment charges largely related to IAHGames totaling approximately $9.7 million. These items distorted period comparisons.

Consolidated product development and engineering expenses decreased to $478 thousand in the first quarter of 2012 from $871 thousand in the previous quarter and increased compared to $370 thousand in the first quarter of 2011.

Consolidated selling and marketing expenses were $3.0 million in the first quarter of 2012 compared to $2.5 million in the previous quarter and $2.9 million in the first quarter of 2011.

Consolidated general and administrative expenses decreased to $4.0 million in the first quarter of 2012 from $5.0 million in the previous quarter and $5.2 million in the first quarter of 2011. Corporate operating expenses were $1.9 million in the first quarter of 2012, down from $2.6 million in the previous quarter.

Consolidated loss from operations for the first quarter was $3.2 million compared to a loss of $14.1 million in the fourth quarter of 2011 and a loss of $2.7 million in the first quarter of 2011. The period variations primarily reflected the aforementioned factors affecting revenues and costs and expenses.

Non-GAAP loss from operations in the first quarter of 2012 was $2.7 million compared to a loss of $5.9 million in the fourth quarter of 2011 and a loss of $1.9 million in the prior year period. (See the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)

Consolidated non-operating income/expenses during the first quarter of 2012 was income of $853 thousand compared to expenses of $37.1 million in the fourth quarter of 2011 and expenses of $2.2 million recorded in the first quarter of 2011. Results in the first quarter of 2012 mainly included gains related to the sales of marketable securities.

Consolidated net loss for the first quarter of 2012 was $2.6 million compared to a loss of $51.2 million in the fourth quarter of 2011 and a loss of $5.2 million in the first quarter of 2011. The period variations primarily reflected the aforementioned factors affecting income/loss from operations and consolidated non-operating expenses/income.

Non-GAAP net loss for the first quarter of 2012 was $2.2 million, compared to a non-GAAP net loss of $5.5 million in the fourth quarter of 2011 and a non-GAAP net loss of $975 thousand in the first quarter of 2011. Non-GAAP basic and fully-diluted loss per share in the first quarter of 2012 were both $0.05. (See the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)

Consolidated EBITDA for the first quarter of 2012 was a loss of $1.3 million compared to a loss of $50.3 million in the fourth quarter of 2011 and a loss of $4.0 million in the first quarter of 2011.

Cash and Strategic Investments

Cash, cash equivalents, restricted cash, and marketable securities-current were $95.9 million at the end of the first quarter of 2012 compared to $109.3 million at the end of the fourth quarter of 2011. The decrease largely reflected operating cash expenditures in IAHGames, final payment for development of the SpongeBob SquarePants MMO, payment of short-term debt, and a decline in the market value of GigaMedia’s holdings in game studios planned for disposal. Total short-term borrowings decreased to $10.1 million at the end of the first quarter of 2012 compared to $11.8 million for the prior quarter.

Marketable securities—noncurrent plus investments, consisting of GigaMedia’s strategic holdings in game studios, developers and other related entities, were $15.6 million at the end of the first quarter compared to $15.4 million last quarter.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 17, 2012. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the company’s 2011 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Turnaround initiatives

Management is reviewing and adjusting business models and implementing new strategies to build efficiencies, improve productivity and drive improved performance. This includes reducing system and administrative and organizational complexities and reducing personnel to support productivity.

Management implemented workforce reductions in the second quarter and is in the process of disposing of IAHGames.

The company expects initiatives implemented in the first half of 2012 to drive productivity and cost savings in its business beginning in the second half of 2012; this will allow increased research and development to support strategic growth plans.

Management plans to implement new strategic growth initiatives in the second half of 2012, which together with productivity improvements are expected to result in significantly improved operating results in the second half of 2012.

Second-quarter financial results

In the second quarter of 2012, management expects consolidated revenues to decline 10-15 percent from the first quarter impacted by 1) decreased contributions from IAHGames, and 2) decreased contributions from FunTown following the Chinese New Year season in the first quarter when online gamer activity peaks. Management expects gross margin to remain steady at approximately 65 percent, excluding IAHGames. Management expects a quarter-over-quarter increase in total operating expenses in the second quarter due to expenses related to workforce reductions and the disposal of IAHGames.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA and non-GAAP income (loss) from operations, net income (loss), and basic and fully-diluted earnings (loss) per share, which are US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the following: 1) the impact of discontinued operations; 2) the impact of downsizing operations, including severance and early termination fees related to workforce reductions; 3) share-based compensation; and 4) certain non-cash items, including impairment losses related to game licensing, game studios and other related assets, gains and losses on the sale of businesses, and impairment losses on marketable securities and investments, goodwill and other long-lived assets. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.

The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.

GigaMedia records the expensing of share-based compensation based on the FASB Accounting Standards Codification. The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.

The company’s management believes excluding the non-cash impairments of loans receivable, game capitalized costs, goodwill and other long-lived assets and investments is useful for itself and for investors, as such impairments do not impact cash and are not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations and fees and expenses related to downsizing operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.

The company believes that the presentation of non-GAAP income from operations, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of share-based compensation and items related to downsizing, and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under US GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using non-GAAP income from operations excluding share-based compensation expenses and other non-cash items and adjustments, net income excluding share-based compensation expenses and other non-cash items and adjustments, and basic and fully-diluted earnings per share excluding share-based compensation expenses and other non-cash items and adjustments is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with US GAAP and by providing specific information regarding the US GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Conference Call and Webcast

Management will hold an investor conference call and webcast on May 17, 2012 at 8:30 p.m. Eastern Daylight Time, which is 8:30 a.m. Taipei Time on May 18, 2012, to discuss GigaMedia’s first-quarter 2012 performance.

Dial-in numbers:

U.S.: +1-718-354-1231

International: +65-6723-9381

Passcode: 78928256

A replay will be available from 12:00 a.m. Eastern Daylight Time on May 18, 2012 for seven days.

U.S.: +1-866-214-5335

International: +612-8235-5000

Passcode: 78928256

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia covering the regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2012 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2012	12/31/2011	3/31/2011
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	8,411,839	7,394,067	10,422,104

	8,411,839	7,394,067	10,422,104

Operating costs
Cost of Asian online game and service revenues (includes share-based compensation expenses under ASC 718 of $0, -$28 and $73, respectively)	3,955,498	3,316,802	4,661,556

	3,955,498	3,316,802	4,661,556

Gross profit	4,456,341	4,077,265	5,760,548

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under ASC 718 of $0, -$11,600 and $3,886, respectively)	478,494	870,627	369,912
Selling and marketing expenses (includes share-based compensation expenses under ASC 718 of $14,562, $18,067 and $15,113, respectively)	2,956,782	2,522,109	2,887,726
General and administrative expenses (includes share-based compensation expenses under ASC 718 of -$165,995, -$421,689 and $458,043, respectively)	4,042,660	4,999,475	5,164,946
Bad debt expenses	170,125	1,450,919	21,901
Impairment losses	46,631	8,298,395	0

	7,694,692	18,141,525	8,444,485

Loss from operations	(3,238,351)	(14,064,260)	(2,683,937)

Non-operating income (expense)
Interest income	81,754	88,017	227,244
Gain on sales of marketable securities	501,999	6,299,029	0
Interest expense	(88,706)	(144,775)	(79,830)
Foreign exchange gain (loss)—net	328,037	(205,769)	5,529
Loss on disposal of property, plant and equipment	(160)	(25,499)	(924)
Gain (loss) on equity method investments—net	141,971	(36,209,752)	(2,419,071)
Gain on disposal of investments—T2CN	0	4,738,588	0
Impairment loss on marketable securities and investments	0	(13,326,719)	0
Recovery of loss on termination of third-party participating right in subsidiary	0	1,347,502	0
Other	(111,421)	295,920	19,432

	853,474	(37,143,458)	(2,247,620)

Loss from continuing operations before income taxes	(2,384,877)	(51,207,718)	(4,931,557)
Income tax expense	(166,227)	(26,677)	(267,209)

Loss from continuing operations	(2,551,104)	(51,234,395)	(5,198,766)
(Loss) income from discontinued operations	0	(532)	34,555

Net loss	(2,551,104)	(51,234,927)	(5,164,211)
Less: Net loss (gain) attributable to noncontrolling interest and subsidiary preferred shares	240,927	(62,760)	9,350

Net loss attributable to GigaMedia	(2,310,177)	(51,297,687)	(5,154,861)

Earnings (loss) per share attributable to GigaMedia
Basic:
Loss from continuing operations	(0.05)	(1.01)	(0.09)
(Loss) income from discontinued operations	0.00	0.00	0.00

	(0.05)	(1.01)	(0.09)

Fully-diluted:
Loss from continuing operations	(0.05)	(1.01)	(0.09)
(Loss) earnings from discontinued operations	0.00	0.00	0.00

	(0.05)	(1.01)	(0.09)

Weighted average shares outstanding:
Basic	50,719,976	50,742,119	56,272,341

Diluted*	50,719,976	50,742,119	56,272,341

*	Options to purchase 1,730 thousand shares, 557 thousand shares and 1,954 thousand shares of common stock were not included in dilutive securities for three months ended March 31, 2012, December 31, 2011 and March 31, 2011, respectively, as the effect would be anti-dilutive.

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2012	12/31/2011	3/31/2011
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	57,396,239	63,997,038	64,362,331
Marketable securities—current	36,742,724	42,346,805	3,561,868
Accounts receivable—net	6,124,244	6,450,950	11,137,164
Prepaid expenses	1,401,243	1,574,362	2,449,338
Restricted cash	1,781,944	3,000,000	5,000,000
Other receivables	1,869,151	750,544	781,676
Other current assets	871,900	799,981	2,256,201

Total current assets	106,187,445	118,919,680	89,548,578

Marketable securities—noncurrent	7,123,011	7,083,820	39,368,558
Investments	8,455,074	8,315,220	63,914,232
Property, plant & equipment—net	4,041,722	4,288,097	5,321,698
Goodwill	29,178,979	28,436,978	39,221,185
Intangible assets—net	15,775,538	15,534,597	19,229,917
Prepaid licensing and royalty fees	9,122,034	7,102,457	6,570,466
Other assets	1,137,025	2,025,144	5,378,566

Total assets	181,020,828	191,705,993	268,553,200

Liabilities and equity
Accounts payable	1,821,815	1,831,495	5,318,366
Accrued compensation	813,932	2,100,524	2,912,535
Accrued expenses	9,997,863	10,633,710	11,340,289
Short-term borrowings	10,139,902	11,773,920	12,947,984
Other current liabilities	9,426,139	9,318,627	10,991,439

Total current liabilities	32,199,651	35,658,276	43,510,613
Other liabilities	1,275,355	1,186,094	7,929,442

Total liabilities	33,475,006	36,844,370	51,440,055

Subsidiary preferred shares	1,874,448	1,786,091	1,545,115

GigaMedia’s shareholders’ equity	148,997,028	156,072,119	218,603,268
Noncontrolling interest	(3,325,654)	(2,996,587)	(3,035,238)

Total equity	145,671,374	153,075,532	215,568,030

Total liabilities and equity	181,020,828	191,705,993	268,553,200

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2012	12/31/2011	3/31/2011
	unaudited	unaudited	unaudited
	USD	USD	USD
Loss from operations:
GAAP result	(3,238,351)	(14,064,260)	(2,683,937)
Adjustments:
(a) share-based compensation	(151,433)	(415,250)	477,115
(b) impairment loss on capitalized software costs and other intangible assets	0	3,201,563	0
(c) impairment loss on fixed assets	46,631	0	0
(d) impairment loss on goodwill	0	5,096,832	0
(e) financial results related to gambling software business	54,067	266,871	300,709
(f) downsizing	575,000	0	0

Non-GAAP loss from operations	(2,714,086)	(5,914,244)	(1,906,113)

Net loss attributable to GigaMedia:
GAAP result	(2,310,177)	(51,297,687)	(5,154,861)
Adjustments:
(a) share-based compensation	(159,503)	(403,862)	467,735
(b) impairment loss on capitalized software costs and other intangible assets	0	3,159,952	0
(c) impairment loss on fixed assets	46,631	0	0
(d) impairment loss on goodwill	0	5,096,832	0
(e) impairment loss on marketable securities and investments	0	13,326,719	0
(f) loss (income) from discontinued operations	0	532	(34,555)
(g) financial results related to gambling software business	150,643	36,533,799	3,746,976
(h) gain on disposal of marketable securities and investments	(501,999)	(11,037,616)	0
(i) recovery of loss on termination of third-party participating right in subsidiary	0	(894,741)	0
(j) downsizing	535,390	0	0

Non-GAAP net loss attributable to GigaMedia	(2,239,015)	(5,516,072)	(974,705)

Basic earnings (loss) per share attributable to GigaMedia:
GAAP result	(0.05)	(1.01)	(0.09)
Adjustments	0.00	0.90	0.07

Non-GAAP basic EPS	(0.05)	(0.11)	(0.02)

Diluted earnings (loss) per share attributable to GigaMedia:
GAAP result	(0.05)	(1.01)	(0.09)
Adjustments	0.00	0.90	0.07

Non-GAAP diluted EPS	(0.05)	(0.11)	(0.02)

Weighted average shares outstanding:
Basic	50,719,976	50,742,119	56,272,341
Diluted	50,719,976	50,742,119	56,272,341
Reconciliation of Net Income (Loss) to EBITDA
Net loss attributable to GigaMedia	(2,310,177)	(51,297,687)	(5,154,861)
Depreciation	414,710	452,626	555,296
Amortization	512,040	553,716	566,890
Interest (income) expense	(58,405)	(13,573)	(183,553)
Income tax (benefit) expense	161,324	(18,091)	240,112

EBITDA	(1,280,508)	(50,323,009)	(3,976,116)